UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Change of Chief Financial Officer

On September 25, 2024, Mr. Bo Lv notified Haoxi Health Technology Limited (the “Company”) of his resignation as Chief Financial Officer (“CFO”) of the Company, effective as of September 25, 2024. Mr. Bo Lv has advised the Company that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

To fill the vacancy created by Mr. Bo Lv’s departure, on September 25, 2024, the Board of Directors the Company appointed Ms. Yu Guo as CFO. The appointment of Ms. Yu Guo as CFO has a term of one year and may be extended for successive one-year terms, subject to earlier resignation or removal. The biographical information of Ms. Yu Guo is set forth below.

Ms. Guo worked at the Shu Lun Pan Accounting Firm from 2019 to 2022, where she engaged in audit and authentication services. Since August 2022, she has worked as the Financial Reporting Manager at Beijing Haoxi Digital Technology Co., Ltd., a subsidiary of the Company. Ms. Guo earned her Master’s degree in Public Administration from Wuhan University in 2010, and received her Bachelor’s degree in Accounting from Jinan University in 2007. She holds a Certified Public Accountant Professional Qualification Certificate in China.

There are no family relationships between Ms. Yu Guo and any director of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Ms. Yu Guo and any other person pursuant to which she was appointed as the CFO of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: September 25, 2024	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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